PLEASE REPLY TO CLEARWATER

FILE NO. 44877.107865

July 7, 2008

Mr. Jay Knight
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Waytronx, Inc. – Revised Schedule 14A

Dear Mr. Knight:

Waytronx, Inc. has filed a revised preliminary Schedule 14A in response to your telephonic comments. The following revisions have been made:

•
The audited financial statements and pro forma financial statements relating to the acquisition are included as exhibits to this filing. Also, the registrant has files an amendment to its Form 8-K to include the pro forma financial statements.

•	The interests of the officers and directors of CUI, Inc. are disclosed.

•	A more detailed description is provided regarding the effects of shareholders not approving the amendment to increase the number of authorized shares.

•	The registrant has amended language to make it consistent regarding the approval of a simple majority verses plurality. The word “plurality” has been deleted.

I hope that these revisions are satisfactory to the staff. If so, I would appreciate a telephone call at your earliest convenience so that the registrant may file definitive proxy materials. Thank you for your prompt attention.

Very truly yours,

Michael T. Cronin
MTC/ej/443715